UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Digirad Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253827703

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827703

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		304,340*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

304,340*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,340*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 216,174 Shares underlying a certain call option exercisable within 60 days hereof.

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CUSIP No. 253827703

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Digirad Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1048 Industrial Court, Suwanee, Georgia 30024.

Item 2.	Identity and Background.

(a)       This statement is filed by Jeffrey E. Eberwein. Mr. Eberwein is referred to as the Reporting Person.

(b)       The address of the principal office of the Reporting Person is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)       The principal occupation of Mr. Eberwein is serving as the Chief Executive Officer and as a director of Hudson Global, Inc. as well as Chairman of the Board of Directors of the Issuer (the “Board”).

(d)       Mr. Eberwein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Other than as set forth herein, Mr. Eberwein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On February 14, 2017, the Securities and Exchange Commission (“SEC”) issued an order (Securities Exchange Act Release No. 80038) (the “Order”) relating to allegations that certain groups of investors failed to properly disclose ownership information during a series of five campaigns to influence or exert control over microcap companies. The Order alleged violations of Section 13(d)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-1 thereunder, Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) thereunder and Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder by Mr. Eberwein and a hedge fund adviser headed by him, Lone Star Value Management, LLC (“Lone Star”), a mutual fund adviser and another investor. Without admitting or denying the findings, they consented to the Order and agreed to cease and desist from committing any violations of the above-referenced Exchange Act provisions and civil penalties of $90,000 for Mr. Eberwein, $120,000 for Lone Star, $180,000 for the mutual fund advisor and $30,000 for the other investor. On February 24, 2020, the SEC issued an order (Securities Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that Lone Star failed to properly disclose certain specific transactions in advance and obtain client consent for these transaction prior to their completion and that Lone Star failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and Lone Star. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for Lone Star to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for Lone Star.

(f)       Mr. Eberwein is a citizen of the United States of America.

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CUSIP No. 253827703

Item 3.	Source and Amount of Funds or Other Consideration.

Of the 304,340 Shares beneficially owned by Mr. Eberwein (i) 216,174 Shares are underlying a certain call option received in connection with the Option Agreement (as defined below), (ii) 83,166 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), a pro rata in-kind distribution from certain funds managed by Mr. Eberwein and stock options via the Issuer’s director compensation plans and (iii) 5,000 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Chairman of the Issuer’s Board. In addition, Mr. Eberwein has been awarded 1,250 Restricted Stock Units in connection with his service as Chairman of the Board, which do not vest until August 16, 2020.

The aggregate purchase price of the 83,166 Shares purchased in the open market is approximately $2,749,416, excluding brokerage commissions. 216,174 Shares are beneficially owned pursuant to the Option Agreement.  The other 5,000 Shares were acquired by Mr. Eberwein as described above.

The Shares listed herein reflect the Issuer’s 1-for-10 reverse stock split of its Shares, effected on June 4, 2019.

Item 4.	Purpose of Transaction.

On March 5, 2020, Mr. Eberwein entered into an Amended and Restated Put Option and Standstill Agreement (the “Option Agreement”) with Cannell Capital LLC (“Cannell”), a stockholder of the Issuer, pursuant to which Mr. Eberwein agreed to purchase up to 216,174 shares of the Issuer (the “Put Shares”) at $16.50 per share at the request of Cannell during the period beginning on August 1, 2022 through August 30, 2022. Pursuant to the Option Agreement, at any time prior to August 30, 2022, Mr. Eberwein may exercise a call option to purchase all or some of the Put Shares based on certain prices ranging from $13.53 to $16.50 per share as set forth in the Option Agreement. The Option Agreement amends and restates that certain Put Option and Standstill Agreement originally entered into between the parties on September 7, 2018.

The foregoing description of the Option Agreement is not complete and is qualified in its entirety by reference to the Option Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Mr. Eberwein is a director and Chairman of the Board of the Issuer. Except in Mr. Eberwein’s capacity as a director of the Issuer, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,050,659 Shares outstanding, as of February 28, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2020.

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CUSIP No. 253827703

A.	Mr. Eberwein
(a)	As of the close of business on March 13, 2020, Mr. Eberwein beneficially owned 304,340 Shares, including 216,174 Shares underlying the Option Agreement.

Percentage: Approximately 14.8%

(b)	1. Sole power to vote or direct vote: 304,340
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,340
4. Shared power to dispose or direct the disposition: 0

(c)	Pursuant to the Option Agreement, Mr. Eberwein has the right to acquire 216,174 Shares.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 5, 2020, Mr. Eberwein entered into the Option Agreement. A copy of the Option Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

As more fulling described in the Issuer’s Current Report on Form 8-K filed with the SEC on September 11, 2019 (the “Current Report”), on September 10, 2019, the Issuer completed its acquisition of ATRM Holdings, Inc. (“ATRM”), pursuant to an Agreement and Plan of Merger, dated as of July 3, 2019 (the “Merger Agreement”), by and among the Issuer, ATRM and Digirad Acquisition Corporation. Pursuant to the terms of the Merger Agreement, (i) each share of ATRM common stock converted into the right to receive three one-hundredths (0.03) of a share of 10.0% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share, of the Issuer (“Issuer Preferred Stock”) and (ii) each share of ATRM 10.00% Series B Cumulative Preferred Stock, par value $0.001 per share, converted into the right to receive two and one-half (2.5) shares of Issuer Preferred Stock, for an approximate aggregate total of 1,622,455 shares of Issuer Preferred Stock. The Issuer Preferred Stock is not convertible into Shares.

As a result of the Issuer’s acquisition of ATRM (the “ATRM Merger”), Mr. Eberwein acquired 4,419 shares of Issuer Preferred Stock, Lone Star Value Investors GP, LLC (“LSV GP”) acquired 91 shares of Issuer Preferred Stock, Lone Star Value Co-Invest I, LP (“LSV Co-Invest I”) acquired 964,498 shares of Issuer Preferred Stock, and the Jeffrey E. Eberwein Revocable Trust (“Eberwein Trust”) acquired 227,918 shares of Issuer Preferred Stock. Mr. Eberwein is the Chief Executive Officer of Lone Star Value Management, LLC (“LSVM”), which is the investment manager of Lone Star Value Investors, LP (“LSVI”) and LSV Co-Invest I. Mr. Eberwein is also the sole manager of LSV GP, the general partner of LSVI and LSV Co-Invest I, and is the sole owner of LSV Co-Invest I. Mr. Eberwein expressly disclaims beneficial ownership of securities held directly by LSV GP, LSV Co-Invest I, LSVI and the Eberwein Trust except to the extent of his pecuniary interest therein.

In addition, as more fully described in the Current Report, the Issuer issued Issuer Preferred Stock in a private placement (the “Private Placement”) to LSVI for a price of $10.00 per share for total proceeds to the Issuer of $3.0 million. The Private Placement was made pursuant to the terms of a Stock Purchase Agreement, dated as of September 10, 2019 (the “Purchase Agreement”). The Issuer Preferred Stock sold in the Private Placement has not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be resold absent registration under, or exemption from registration under, the Act. At the closing of the Private Placement, the Issuer and LSVI entered into a Registration Rights Agreement pursuant to which the Issuer agreed to file a registration statement with the SEC, covering the resale of the shares of Issuer Preferred Stock issued in the Private Placement.

Additionally, on September 10, 2019, Mr. Eberwein entered into a Put Option Stock Purchase Agreement (the “Put Option Agreement”) with the Issuer pursuant to which the Issuer has the right to require Mr. Eberwein to acquire up to 100,000 shares of Issuer Preferred Stock at a price of $10.00 per share for aggregate proceeds of up to $1.0 million at any time, in the Issuer’s discretion, during the 12 months following the effective time of the ATRM Merger. In March 2020, Mr. Eberwein extended the put option agreement through June 30, 2021.

As more fulling described in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 3, 2020 (the “Annual Report”), Mr. Eberwein has delivered personal guarantees to commercial lenders of the Issuer and its subsidiaries pursuant to which he has guaranteed obligations of the Issuer and its subsidiaries up to approximately $4.5 plus certain costs and expenses.

As more fully described in the Annual Report, ATRM, a wholly owned subsidiary of the Issuer, has promissory notes outstanding in the principal amount of $1.6 million payable to LSV Co-Invest I.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Amended and Restated Put Option and Standstill Agreement, dated March 5, 2020.

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CUSIP No. 253827703

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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